UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:

Commission File Number:

SOUTH BOW CORPORATION

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable)

Canada

(Province or other jurisdiction of incorporation or organization)

4612	N/A
(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

TC Energy Tower, 450 – 1st Street

Calgary, Alberta, Canada, T2P 5H1

(403) 920-2000

(Address and telephone number of Registrant’s principal executive offices)

South Bow USA Services Inc.

700 Louisiana Street, Suite 700

Houston, Texas, 77002-2700

(832) 320-5201

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

copies to:

Lori M. Muratta South Bow Corporation 700 Louisiana Street, Suite 700 Houston, Texas, 77002-2700 (832) 320-5201	Andrew J. Ericksen White & Case, LLP 609 Main Street, Suite 2900 Houston, Texas 77002 (713) 496-9700

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Common shares (including common share purchase rights)	SOBO	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For Annual Reports indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Not applicable.

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐   No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The following documents have been filed as part of this Registration Statement on Form 40-F as Exhibits hereto:

Exhibits	Documents

99.1	Notice of Meeting and Management Information Circular (the “Information Circular”), dated April 10, 2024, containing the Audited Financial Statements of South Bow Corporation and the Audited Combined Carve-out Financial Statements for the Liquids Pipeline Business and management’s discussion and analysis thereon and a description of the Registrant’s common shares (incorporated by reference to Exhibit 99.1 of the Form 6-K of TC Energy Corporation filed with the Securities and Exchange Commission on April 16, 2024 (Commission File No. 1-31690).

99.2	Annual Information Form of TC Energy Corporation for the year ended December 31, 2023 (incorporated by reference to Exhibit 13.1 to the Form 40-F of TC Energy Corporation filed with the Securities and Exchange Commission on February 16, 2024 (Commission File No. 1-31690, the “Form 40-F”)).

99.3	Management’s Discussion and Analysis of TC Energy Corporation for the year ended December 31, 2023 (incorporated by reference to Exhibit 13.2 of the Form 40-F).

99.4	Audited Consolidated Financial Statements, and the related notes thereto, of TC Energy Corporation for the year ended December 31, 2023, and the auditors’ reports thereon (incorporated by reference to Exhibit 13.3 of the Form 40-F).

99.5	Consent of KPMG LLP (TC Energy Corporation).

99.6	Consent of KPMG LLP (South Bow Corporation).

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements required to be disclosed in this Registration Statement on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission together with this Registration Statement on Form 40-F.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2024	SOUTH BOW CORPORATION

	By:	/s/ Lori M. Muratta
Name: Lori M. Muratta
Title: Senior Vice-President and General Counsel